UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3 to
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
VERTRUE INCORPORATED
(Name of the Issuer)
Vertrue Incorporated
Gary A. Johnson
Velo Holdings Inc.
Velo Acquisition Inc.
One Equity Partners II, L.P.
Rho Ventures V, L.P.
Rho Ventures V Affiliates, L.L.C.
Brencourt Advisors, L.L.C.
Brencourt Credit Opportunities Master, Ltd.
Brencourt BD, L.L.C.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92534N101
(CUSIP Number of Class of Securities)
James B. Duffy
Secretary
Vertrue Incorporated
20 Glover Avenue
Norwalk, Connecticut 06850
(203) 324-7635
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
Copies to:

Keith A. Pagnani, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Carmen J. Romano, Esq. Derek M. Winokur, Esq. Dechert LLP Circa Centre 2929 Arch Street, 4th Floor Philadelphia, PA 19104 (215) 994-4000	Robert J. Lichtenstein, Esq. Justin W. Chairman, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 (215) 963-5061	Michael Palmer c/o Brencourt Advisors, LLC 600 Lexington Avenue 8th Floor New York, NY 10022 (212) 313-9700
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer
d.	☐	None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$552,111,322.92	$16,949.82
*Calculated solely for purposes of determining the filing fee. The transaction value was determined upon the sum of (a) $50.00 per share of 9,820,046 shares of Vertrue common stock, par value $0.01 per share (the “Common Stock”); (b) $50.00 minus the weighted average exercise price of $25.8346 per share of outstanding options to purchase 2,516,777 shares of the Common Stock; and (c) $50.00 per share of restricted stock of 7,802 shares of the Common Stock.
**The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0000307.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,320.60	Filing Party: Vertrue Incorporated
Form or Registration No.: Schedule 14A	Date Filed: May 1, 2007

Exhibit (c)(8)
Exhibit (c)(9)
Exhibit (d)(4)
Exhibit (d)(5)

INTRODUCTION
     This Amendment No. 3 (this “Amendment No. 3”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by: (1) Vertrue Incorporated, a Delaware corporation (“Vertrue”), the issuer of the Common Stock that is subject to the Rule 13e-3 transaction, (2) Gary A. Johnson, an individual and a director and the Chief Executive Officer of Vertrue, (3) Velo Holdings Inc., a Delaware corporation (“Parent”), (4) Velo Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (5) One Equity Partners II L.P., a Cayman Islands exempted limited partnership (“OEP”), (6) Rho Ventures V, L.P., a Delaware limited partnership (“Rho Ventures V”), (7) Rho Ventures V, Affiliates, L.L.C., a Delaware limited liability company (together with Rho Ventures V, “Rho Ventures”), (8) Brencourt Advisors, LLC, a Delaware limited liability company (“Brencourt”), (9) Brencourt Credit Opportunities Master, Ltd, a Bermuda mutual fund company, and (10) Brencourt BD, LLC, a Delaware limited liability company (collectively, “Brencourt Parties”). Vertrue, Gary A. Johnson, Parent, Merger Sub, OEP, Rho Ventures and Brencourt Parties are hereinafter referred to, collectively, as the “Filing Persons”.
     On March 22, 2007, Vertrue, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) and, on July 18, 2007, the parties entered into an amendment to the Merger Agreement (the “Amendment”) amending the Merger Agreement (as amended, the “Amended Merger Agreement”). According to the terms of the Amendment, the merger consideration payable to Vertrue’s stockholders has been increased to $50.00 per share in cash, without interest, from $48.50 per share in cash, without interest. On June 12, 2007, Vertrue filed with the Securities and Exchange Commission a definitive proxy statement (the “Definitive Proxy”) under Regulation 14A of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of Vertrue to consider and vote upon the proposal to adopt the Merger Agreement. A copy of the Definitive Proxy is filed as Exhibit (a)(1) to this Amendment No. 3 and a copy of the Merger Agreement is attached as Annex A to the Definitive Proxy. Concurrently with the filing of this Amendment No. 3, Vertrue is filing a supplement to the Definitive Proxy (the “Proxy Supplement”) under Regulation 14A of the Exchange Act, relating to the special meeting of stockholders of Vertrue at which the stockholders of Vertrue will consider and vote upon the proposal to adopt the Amended Merger Agreement. A copy of the Proxy Supplement is attached hereto as Exhibit (a)(4) and a copy of the Amendment is attached as Annex A to the Proxy Supplement.
     Additionally, an agreement (the “Brencourt Voting Agreement”), dated as of July 18, 2007, has been entered into between Brencourt, a beneficial owner of approximately 27.9% of shares of Vertrue’s common stock (the “Common Stock”), and Parent, pursuant to which Brencourt has agreed, on behalf of accounts and funds managed by it, to vote all of its shares of the Common Stock in favor of the adoption of the Amended Merger Agreement, and Parent has granted Brencourt the right to acquire, for itself and/or one or more of accounts managed by it, an interest in equity securities of Parent in an amount of no less than $10 million and no more than $25 million. Oak Investment Partners (“Oak”), which was originally part of the investor group formed to acquire Vertrue, has determined not to participate in the merger transaction at the increased $50.00 per share merger consideration. Each of OEP and Rho Ventures amended its equity commitment letter to provide the required equity to replace Oak’s equity commitment and the aggregate amount of the increased merger consideration. On July 26, 2007, Brencourt gave an irrevocable notice, on behalf of Brencourt Credit Opportunities Master Ltd. and Brencourt BD, LLC, to Parent that it was exercising its right to acquire an interest in the equity securities of Parent in the amount of $25 million.
     The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Definitive Proxy and the Proxy Supplement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Definitive Proxy and the Proxy Supplement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment No. 3 are qualified in their entirety by the information contained in the Definitive Proxy and the Proxy Supplement. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given to them in the Definitive Proxy and the Proxy Supplement.
     All information contained in this Amendment No. 3 concerning any of the Filing Persons has been provided by such Filing Persons and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1.     Summary of Term Sheet.
Regulation M-A Item 1001
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Update to Questions and Answers About the Special Meeting and the Merger”
Item 2.     Subject Company Information
Regulation M-A Item 1002
(a)	Name and Address. Vertrue Incorporated 20 Glover Avenue Norwalk, Connecticut 06850 (203) 324-7635
(b)	Securities.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting — Record Date”
The information set forth in the Proxy Supplement under the caption “Update to Important Information About Vertrue — Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(c)	Trading Market and Price.
The information set forth in the Definitive Proxy under the caption “Important Information About Vertrue — Market Price and Dividend Data” is incorporated herein by reference.
The information set forth in the Proxy Supplement under the caption “Update to Important Information About Vertrue — Market Price and Dividend Data” is incorporated herein by reference.
(d)	Dividends.
The information set forth in the Definitive Proxy under the caption “Important Information About Vertrue — Market Price and Dividend Data” is incorporated herein by reference.
The information set forth in the Proxy Supplement under the caption “Update to Important Information About Vertrue — Market Price and Dividend Data” is incorporated herein by reference.
(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases.
The information set forth in the Definitive Proxy under the caption “Important Information About Vertrue — Prior Stock Purchases” is incorporated herein by reference.
The information set forth in the Proxy Supplement under the caption “Update to Important Information About Vertrue— Prior Stock Purchases” is incorporated herein by reference:
Item 3.     Identity and Background of Filing Person
Regulation M-A Item 1003
(a)	Name and Address.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Merger and the Merger Agreement”
“The Parties Involved in the Merger”
“Annex E — Information Relating to Gary A. Johnson and Other Directors and Executive Officers of Vertrue and to Parent, Merger Sub and the Sponsors”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet — The Merger and the Merger Agreement Amendment”
“Update to the Parties Involved in the Merger”
“Annex D — Information Relating to Gary A. Johnson and Other Directors and Executive Officers of Vertrue and to Parent, Merger Sub, the Sponsors and the Brencourt Parties”
(b)	Business and Background of Entities.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Merger and the Merger Agreement”
“The Parties Involved in the Merger”
“Annex E — Information Relating to Gary A. Johnson and Other Directors and Executive Officers of Vertrue and to Parent, Merger Sub and Sponsors”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet — The Merger and the Merger Agreement Amendment”
“Update to the Parties Involved in the Merger”
“Annex D — Information Relating to Gary A. Johnson and Other Directors and Executive Officers of Vertrue and to Parent, Merger Sub, the Sponsors and the Brencourt Parties”
(c)	Business and Background of Natural Persons.
The information set forth in the Definitive Proxy under the caption “Annex E — Information Relating to Gary A. Johnson and Other Directors and Executive Officers of Vertrue and to Parent, Merger Sub and the Sponsors” is incorporated herein by reference.
The information set forth in the Proxy Supplement under the caption “Annex D — Information Relating to Gary A. Johnson, Other Directors and Executive Officers of Vertrue and to Parent, Merger Sub, the Sponsors and the Brencourt Parties” is incorporated herein by reference.

Item 4.     Terms of the Transaction
Regulation M-A Item 1004
(a)	Material Terms.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting”
“Special Factors”
“The Merger Agreement”
“Rollover and Voting Agreement”
“Annex A — Amendment to the Agreement and Plan of Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Update to Questions and Answers About the Special Meeting and the Merger”
“Update to the Special Meeting”
“Summary of Amendment to the Merger Agreement”
“Update to Special Factors”
“Update to Rollover and Voting Agreement”
“Brencourt Voting Agreement”
“Annex A — Amendment to the Agreement and Plan of Merger”
(c)	Different Terms.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“The Merger Agreement — Merger Consideration and Effects of Merger”
“Rollover and Voting Agreement”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Update to Questions and Answers About the Special Meeting and the Merger”
“Summary of Amendment to the Merger Agreement”
“Update to Special Factors — Certain Effects of the Merger”
“Update to Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Update to Rollover and Voting Agreement”
“Brencourt Voting Agreement”
(d)	Appraisal Rights. The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”

“The Special Meeting — Rights of Stockholders Who Seek Appraisal”
“Rights of Appraisal”
“Annex D — Section 262 of the General Corporation Law of the State of Delaware”
(e)	Provisions of Unaffiliated Security Holders. The Filing Persons have not made any provision in connection with the Merger to grant unaffiliated stockholders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.
(f)	Eligibility of Listing or Trading. Not applicable.
Item 5.     Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005
(a)	Transactions.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Certain Relationships Between Parent and Vertrue”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Position of the Brencourt Parties as to Fairness”
“Update to Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Brencourt Voting Agreement”
(b)	Significant Corporate Events.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Special Factors — Certain Effects of the Merger”
“Important Information About Vertrue — Prior Stock Purchases”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Update to Questions and Answers About the Special Meeting and the Merger”
“Update To Special Factors — Background of the Merger”
“Update to Special Factors — Position of the Brencourt Parties as to Fairness”
“Update To Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Update to Important Information About Vertrue — Prior Stock Purchases”
“Brencourt Voting Agreement”
(c)	Negotiations or Contacts.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”

“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Position of the Brencourt Parties as to Fairness”
“Update to Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
(e)	Agreements Involving the Subject Company’s Securities.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet”
“Update to Special Factors—Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Brencourt Voting Agreement”
Item 6.     Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006
(b)	Use of Securities Acquired.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Special Factors — Benefits Accruing Prior to or Upon the Merger”
“The Merger Agreement — The Merger”
“The Merger Agreement — Merger Consideration and Effects of Merger”
“Annex A — Agreement and Plan of Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet — Other Important Considerations”
“Update to Questions and Answers about the Special Meeting and the Merger”
“Update to Special Factors — Certain Effects of the Merger”
“Update to Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Update to Special Factors — Benefits Accruing Prior to or Upon the Merger”
“Update to Special Factors — Purpose and Reasons for the Merger of the Brencourt Parties”

(c)	(1)-(8) Plans.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“The Merger Agreement”
“Annex A — Agreement and Plan of Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet — Other Important Considerations”
“Update to Questions and Answers About the Special Meeting and the Merger”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Purpose and Reasons for the Merger of the Brencourt Parties”
“Update to Special Factors — Certain Effects of the Merger”
“Update to Special Factors — Financing of the Merger”
“Update to Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Summary of Amendment to the Merger Agreement”
“Annex A — Amendment to the Agreement and Plan of Merger”
Item 7.     Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a)	Purposes.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purpose and Reasons for the Merger of Gary A. Johnson”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet — Other Important Considerations”
“Update to Questions and Answers about the Special Meeting and the Merger”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger”
“Update to Special Factors — Purpose and Reasons for the Merger of the Brencourt Parties”

(b)	Alternatives.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Effects on Vertrue if the Merger is Not Completed”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”
(c)	Reasons.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Opinions of Financial Advisors”
“Special Factors — Purpose and Reasons for the Merger of Gary A. Johnson”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Summary Term Sheet — Other Important Considerations”
“Update to Questions and Answers about the Special Meeting and the Merger”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”
“Update to Special Factors — Opinions of Financial Advisors”
“Update to Special Factors — Purpose and Reasons for the Merger of the Brencourt Parties”
“Update to Special Factors — Position of the Brencourt Parties as to Fairness”
(d)	Effects. The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Effects on Vertrue if the Merger is Not Completed”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”
“The Merger Agreement”

“Annex A — Agreement and Plan of Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet— Other Important Considerations”
“Update to Questions and Answers about the Special Meeting and the Merger”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Certain Effects of the Merger”
“Summary of Amendment to the Merger Agreement”
“Annex A — Amendment to the Agreement and Plan of Merger”
Item 8.     Fairness of the Transaction
Regulation M-A Item 1014
(a)	Fairness.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Position of Gary A. Johnson as to Fairness”
“Special Factors — Opinions of Financial Advisors”
“Annex B — Opinion of FTN Midwest Securities”
“Annex C — Opinion of Jefferies Broadview”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet— Other Important Considerations”
“Update to Questions and Answers about the Special Meeting and the Merger”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger”
“Update to Special Factors — Position of Gary A. Johnson as to Fairness”
“Update to Special Factors — Position of the Brencourt Parties as to Fairness”
“Update to Special Factors — Opinions of Financial Advisors”
“Annex B — Opinion of FTN Midwest Securities”
“Annex C — Opinion of Jefferies Broadview”
(b)	Factors Considered in Determining Fairness.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Position of Gary A. Johnson as to Fairness”
“Special Factors — Opinions of Financial Advisors”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”

“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Annex B — Opinion of FTN Midwest Securities”
“Annex C — Opinion of Jefferies Broadview”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet— Other Important Considerations”
“Update to Questions and Answers about the Special Meeting and the Merger”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger”
“Update to Special Factors — Position of Gary A. Johnson as to Fairness”
“Update to Special Factors — Position of the Brencourt Parties as to Fairness”
“Update to Special Factors — Opinions of Financial Advisors”
“Update to Special Factors — Certain Effects of the Merger”
“Update to Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Annex B — Opinion of FTN Midwest Securities”
“Annex C — Opinion of Jefferies Broadview”
(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting — Voting Rights; Quorum; Vote Required for Approval”
“The Merger Agreement”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet — Other Important Considerations”
“Update to Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Update to Questions and Answers About the Special Meeting and the Merger”
“Update to the Special Meeting”
(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Opinions of Financial Advisors”

“Annex B — Opinion of FTN Midwest Securities”
“Annex C — Opinion of Jefferies Broadview”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet— Other Important Considerations”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger”
“Update to Special Factors — Opinions of Financial Advisors”
“Annex B — Opinion of FTN Midwest Securities”
“Annex C — Opinion of Jefferies Broadview”
(e)	Approval of Directors.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Special Factors — Benefits Accruing After the Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet— Other Important Considerations”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger”
“Update to Special Factors — Certain Effects of the Merger”
“Update to Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
(f)	Other Offers.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Special Factors — Background of the Merger”
“Brencourt Voting Agreement”
Item 9.     Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015
(a)	Report, Opinion or Appraisal.

The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Opinions of Financial Advisors”
“The Merger Agreement — Representations and Warranties”
“Annex B — Opinion of FTN Midwest Securities”
“Annex C — Opinion of Jefferies Broadview”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet— Other Important Considerations”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Update to Special Factors — Opinions of Financial Advisors”
“Annex B — Opinion of FTN Midwest Securities”
“Annex C — Opinion of Jefferies Broadview”
(b)	Preparer and Summary of the Report, Opinion or Appraisal.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Opinions of Financial Advisors”
“The Merger Agreement — Representations and Warranties”
“Annex B — Opinion of FTN Midwest Securities”
“Annex C — Opinion of Jefferies Broadview”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet— Other Important Considerations”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Update to Special Factors — Opinions of Financial Advisors”
“Update to Special Factors — Certain Management Financial Projections”
Annex B — Opinion of FTN Midwest Securities
Annex C — Opinion of Jefferies Broadview
(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Vertrue during its regular business hours by any interested holder of the Common Stock or his, her or its representative who has been so designated in writing.

Item 10.     Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
(a)	Source of Funds.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Guarantees; Remedies”
“Special Factors — Fees and Expenses of the Merger”
“The Merger Agreement”
“Annex A — Agreement and Plan of Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet— Other Important Considerations”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Financing of the Merger”
“Update to Special Factors — Fees and Expenses of the Merger”
“Summary of Amendment to the Merger Agreement”
“Annex A — Amendment to the Agreement and Plan of Merger”
(b)	Conditions.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Merger and the Merger Agreement”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Effects on Vertrue if the Merger is Not Completed”
“Special Factors — Financing of the Merger”
“The Merger Agreement”
“Annex A — Agreement and Plan of Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet— The Merger and the Merger Agreement Amendment”
“Update to Questions and Answers about the Special Meeting and the Merger”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Certain Effects of the Merger”
“Update to Special Factors — Financing of the Merger”
(c)	Expenses.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Fees and Expenses of the Merger”
“The Merger Agreement — Termination Fees”
“The Merger Agreement — Expenses”

“Annex A — Agreement and Plan of Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Financing of the Merger”
“Update to Special Factors — Fees and Expenses of the Merger”
(d)	Borrowed Funds.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Annex A — Agreement and Plan of Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Summary Term Sheet — Other Important Considerations”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Financing of the Merger”
Item 11.     Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)	Securities Ownership.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Important Information About Vertrue — Security Ownership of Certain Beneficial Owners and Management”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to the Summary Term Sheet — Other Important Considerations”
“Update to Special Factors — Certain Effects of the Merger”
“Update to Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Important Information About Vertrue — Security Ownership of Certain Beneficial Owners and Management”
(b)	Securities Transactions.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Important Information About Vertrue — Security Ownership of Certain Beneficial Owners and Management”
“Important Information About Vertrue — Prior Stock Purchases”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Update to Important Information About Vertrue — Security Ownership of Certain Beneficial Owners and Management”
“Update to Important Information About Vertrue — Prior Stock Purchases”
Item 12.     The Solicitation or Recommendation
Regulation M-A Item 1012
(a)	Intent to Tender or Vote in a Going-Private Transaction.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting— Voting Rights; Quorum; Vote Required for Approval”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purpose and Reasons for the Merger of Gary A. Johnson”
“Special Factors — Purpose, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Summary Term Sheet — Other Important Considerations”
“Update to Questions and Answers About the Special Meeting and the Merger”
“Update to the Special Meeting”
“Update to Special Factors — Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger”
“Update to Special Factors — Purpose and Reasons for the Merger of the Brencourt Parties”
“Update to Special Factors — Certain Effects of the Merger”
“Update to Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
(b)	Recommendations of Others.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purpose and Reasons for the Merger of Gary A. Johnson”
“Special Factors — Purposes, Reasons for the Merger of Vertrue and Plans for Vertrue after the Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Summary Term Sheet — Other Important Considerations”

“Update to Questions and Answers About the Special Meeting and the Merger”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger”
“Update to Special Factors — Purposes and Reasons for the Merger of the Brencourt Parties”
Item 13.     Financial Statements
Regulation M-A Item 1010
(a)	Financial Information.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Important Information About Vertrue — Historical Selected Financial Data”
“Important Information About Vertrue — Ratio of Earnings to Fixed Charges”
“Important Information About Vertrue — Book Value Per Share”
“Where You Can Find More Information”
The information set forth in the Proxy Supplement under the caption “Where You Can Find More Information” is incorporated herein by reference.
Certain of the presentations filed as Exhibits c(3)-c(12) to this Amendment No. 3 include forecasted financial information. The financial forecasts in these presentations were prepared by Vertrue’s senior management for internal use and to assist potential acquirers and the financial advisors to the special committee and Vertrue with their respective due diligence investigations of Vertrue and not with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles, the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. PricewaterhouseCoopers LLP, Vertrue’s independent registered certified public accounting firm, has not examined or compiled any of the forecasted financial information included in any of the presentations filed as Exhibits to this Amendment No. 3.
(b)	Pro Forma Information. Not applicable.
Item 14.     Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a)	Solicitations or Recommendations.
The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting — Solicitation of Proxies”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Special Factors — Fees and Expenses of the Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Summary Term Sheet”
“Update to Questions and Answers About the Special Meetings and the Merger”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Reasons for the Merger, Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”
“Update to Special Factors — Certain Effects of the Merger”
“Update to Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
“Update to Special Factors — Fees and Expenses of the Merger”
(b)	Employees and Corporate Assets.

The information set forth in the Definitive Proxy under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
“Update to Summary Term Sheet”
“Update to Questions and Answers About the Special Meetings and the Merger”
“Update to Special Factors — Background of the Merger”
“Update to Special Factors — Reasons for the Merger, Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”
“Update to Special Factors — Certain Effects of the Merger”
“Update to Special Factors — Interests of Vertrue’s Directors and Executive Officers in the Merger”
Item 15.     Additional Information
Regulation M-A Item 1011
(b)	Other Material Information. The information contained in the Definitive Proxy, including all annexes thereto, is incorporated herein by reference. The information contained in the Proxy Supplement, including all annexes thereto, is incorporated herein by reference.
Item 16.     Exhibits
Regulation M-A Item 1016

(a)(1)	Letter to Stockholders of Vertrue Incorporated, incorporated herein by reference to the Definitive Proxy.

(a)(2)	Notice of Special Meeting of Stockholders of Vertrue Incorporated, incorporated herein by reference to the Definitive Proxy.

(a)(3)	Definitive Proxy Statement of Vertrue Incorporated on the Schedule 14 A, filed by Vertrue Incorporated with the Securities and Exchange Commission on June 12, 2007.

(a)(4)	Supplement to Proxy Statement on Schedule 14A, filed by Vertrue Incorporated with the Securities and Exchange Commission on July 31, 2007.

(a)(5)	Letter to Stockholders of Vertrue Incorporated, incorporated herein by reference to the Proxy Supplement.

(b)(1)	Debt Commitment Letter, dated March 22, 2007, to Velo Holdings Inc., from Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Lehman Brothers Inc., JP Morgan Securities Inc. and JPMorgan Chase Bank, NA.*

(c)(1)	Fairness Opinion of FTN Midwest Securities Corp., dated as of March 21, 2007, incorporated herein by reference to Annex B of the Definitive Proxy.

(c)(2)	Fairness Opinion of Jefferies Broadview, dated as of March 20, 2007, incorporated herein by reference to Annex C of the Definitive Proxy.

(c)(3)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors of Vertrue Incorporated, dated February 12, 2007.*

(c)(4)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors of Vertrue Incorporated, dated March 20, 2007.*

(c)(5)	Presentation of Jefferies Broadview to the Special Committee of the Board of Directors of Vertrue Incorporated, dated March 20, 2007.*

(c)(6)	Fairness Opinion of FTN Midwest Securities Corp., dated as of July 18, 2007, incorporated herein by reference to Annex B of the Proxy Supplement.

(c)(7)	Fairness Opinion of Jefferies Broadview, dated as of July 18, 2007, incorporated herein by reference to Annex C of the Proxy Supplement.

(c)(8)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors of Vertrue Incorporated, dated July 17, 2007.

(c)(9)	Presentation of Jefferies Broadview to the Board of Directors of Vertrue Incorporated, dated as of July 17, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of March 22, 2007, among Vertrue Incorporated, Velo Holdings Inc. and Velo Acquisition Inc., incorporated herein by reference to Annex A of the Definitive Proxy.

(d)(2)	Rollover and Voting Commitment Letter, dated March 22, 2007, between Velo Holdings Inc. and Gary A. Johnson.*

(d)(3)	Amendment to the Agreement and Plan of Merger, dated as of July 18, 2007, among Vertrue Incorporated, Velo Holdings Inc. and Velo Acquisition Inc., incorporated herein by reference to Annex A of the Proxy Supplement.

(d)(4)	Agreement, dated as of July 18, 2007, between Brencourt Advisors, LLC and Velo Holdings Inc.

(d)(5)	Amendment to the Rollover and Voting Commitment Letter, dated July 18, 2007, between Velo Holdings Inc. and Gary A. Johnson.

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Definitive Proxy.

(g)	None.

* Previously filed.

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 31, 2007

VERTRUE INCORPORATED
By:	/s/ George W. M. Thomas
	Name:	George W. M. Thomas
	Title:	Senior Vice President, General

/s/ Gary A. Johnson
Gary A. Johnson

VELO HOLDINGS INC.
By:	/s/ James W. Koven
	Name:	James W. Koven
	Title:	Vice President and Secretary

VELO ACQUISITION INC.
By:	/s/ James W. Koven
	Name:	James W. Koven
	Title:	Vice President and Secretary

ONE EQUITY PARTNERS II, L.P.
By:	OEP General Partner II, L.P., its General Partner
By:	OEP Holding Corporation, its General Partner

By:	/s/ James W. Koven
	Name:	James W. Koven
	Title:	Managing Director

RHO VENTURES V, L.P.
By:	RMV V, L.L.C., its General Partner
By:	Rho Capital Partners LLC, its Managing Member

By:	/s/ Jeff Martin
Name: Jeff Martin, as Attorney-in-Fact

19

RHO VENTURES V AFFILIATES, L.L.C.
By:	RMV V, L.L.C., its General Partner
By:	Rho Capital Partners LLC, its Managing Member

By:	/s/ Jeff Martin
	Name:	Jeff Martin, as Attorney-in-Fact

BRENCOURT ADVISORS, L.L.C.
By:	/s/ Michael Palmer
	Name:	Michael Palmer
	Title:	Chief Financial Officer

BRENCOURT CREDIT OPPORTUNITIES MASTER, LTD.
By:	Brencourt Advisors, LLC, its investment advisor

By:	/s/ Michael Palmer
	Name:	Michael Palmer
	Title:	Chief Financial Officer

BRENCOURT BD, L.L.C.
By:	Brencourt Advisors, LLC, its investment advisor

By:	/s/ Michael Palmer
	Name:	Michael Palmer
	Title:	Chief Financial Officer

20

Exhibit Index

(a)(1)	Letter to Stockholders of Vertrue Incorporated, incorporated herein by reference to the Definitive Proxy.

(a)(2)	Notice of Special Meeting of Stockholders of Vertrue Incorporated, incorporated herein by reference to the Definitive Proxy.

(a)(3)	Definitive Proxy Statement of Vertrue Incorporated on the Schedule 14A, filed by Vertrue Incorporated with the Securities and Exchange Commission on June 12, 2007.

(a)(4)	Supplement to Proxy Statement on Schedule 14A, filed by Vertrue Incorporated with the Securities and Exchange Commission on July 31, 2007.

(a)(5)	Letter to Stockholders of Vertrue Incorporated, incorporated herein by reference to the Proxy Supplement.

(b)(1)	Debt Commitment Letter, dated March 22, 2007, to Velo Holdings Inc., from Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Lehman Brothers Inc., JP Morgan Securities Inc. and JPMorgan Chase Bank, NA.*

(c)(1)	Fairness Opinion of FTN Midwest Securities Corp., dated as of March 21, 2007, incorporated herein by reference to Annex B of the Definitive Proxy.

(c)(2)	Fairness Opinion of Jefferies Broadview, dated as of March 20, 2007, incorporated herein by reference to Annex C of the Definitive Proxy.

(c)(3)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors of Vertrue Incorporated, dated February 12, 2007.*

(c)(4)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors of Vertrue Incorporated, dated March 20, 2007.*

(c)(5)	Presentation of Jefferies Broadview to the Special Committee of the Board of Directors of Vertrue Incorporated, dated March 20, 2007.*

(c)(6)	Fairness Opinion of FTN Midwest Securities Corp., dated as of July 18, 2007, incorporated herein by reference to Annex B of the Proxy Supplement.

(c)(7)	Fairness Opinion of Jefferies Broadview, dated as of July 18, 2007, incorporated herein by reference to Annex C of the Proxy Supplement.

(c)(8)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors of Vertrue Incorporated, dated July 17, 2007.

(c)(9)	Presentation of Jefferies Broadview to the Board of Directors of Vertrue Incorporated, dated as of July 17, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of March 22, 2007, among Vertrue Incorporated, Velo Holdings Inc. and Velo Acquisition Inc., incorporated herein by reference to Annex A of the Definitive Proxy.

(d)(2)	Rollover and Voting Commitment Letter, dated March 22, 2007, between Velo Holdings Inc. and Gary A. Johnson.*

(d)(3)	Amendment to the Agreement and Plan of Merger, dated as of July 18, 2007, among Vertrue Incorporated, Velo Holdings Inc. and Velo Acquisition Inc., incorporated herein by reference to Annex A of the Proxy Supplement.

(d)(4)	Agreement, dated as of July 18, 2007, between Brencourt Advisors, LLC and Velo Holdings Inc.

(d)(5)	Amendment to the Rollover and Voting Commitment Letter, dated July 18, 2007, between Velo Holdings Inc. and Gary A. Johnson.

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Definitive Proxy.

(g)	None.

* Previously filed.